April 11, 2017

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn.: Carlos Pacho, Senior Assistant Chief Accountant
100 F Street, NE
Washington D.C. 20549

Re:	Infinera Corporation
Form 10-K for the fiscal year ended December 31, 2016
Filed February 23, 2017
File No. 001-33486

Dear Mr. Pacho:

In response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission’s (the “Commission”) letter dated March 29, 2017, Infinera Corporation (the “Company”) has reviewed the comment related to the above-listed filing. The Company’s response to the comment is provided below. For reference purposes, the text of the Staff’s comment has been reproduced in italics immediately preceding the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations,
Results of Operations
Revenues, 2016 compared to 2015, page 38

1. We note that domestic revenue decreased by 10% during 2016 primarily driven by a slowdown in spending from significant customer consolidation. Please quantify the declines seen in legacy products and services from customer consolidation, increases seen from the introduction of Transmode’s metro products in 2016, and how this may impact your future financial results. Please refer to Item 303(a)(3)(i) and (ii) of Regulation S-K and Section III.B.3 of Commission Release 33-8350.

Response: The Company acknowledges the Staff’s comment and notes that some of the factors disclosed to describe the changes in the Company’s revenue, while describable qualitatively in a manner that sufficiently conveys their relative impact on the Company’s results, are not readily quantifiable with the level of certainty necessary for disclosure in the Company’s filings with the Commission.

The Company’s discussion of specific factors is generally ordered based on estimated significance and in order to highlight the material factors affecting the Company’s results for the prior year. In addition, the Company believes that the use of the terms “primarily” or “partially offset by” appropriately serve to convey the causes of changes from period to period, in accordance with Regulation S-K Item 303(a)(3).

With respect to declines in revenue seen in legacy products and services from customer consolidation, the Company is not able to reasonably quantify the declines due to the number of customers affected by consolidation and the resulting potential impact on pricing, product mix and demand. Although some customers may slow spend as a result of recent or pending mergers, those same customers may simply be slowing spend based on where they are in their respective build cycles, success rates with their end customers or other factors. As such, we are not able to specifically quantify the impact related to customer consolidation.

Securities and Exchange Commission
Re: Infinera Corporation
April 11, 2017

With respect to the impact of the sales of Transmode’s metro products, the Company offers an end-to-end suite of solutions that spans the long-haul, subsea, datacenter interconnect and metro markets, and may sell multiple products from across its product portfolio to a single customer. Because the Company sells integrated network solutions to customers, which could include multiple products from across the Company’s portfolio that are often sold at a bundled network price, it is difficult for the Company to accurately quantify the impact of just the Transmode metro products separately.

The Company acknowledges the Staff’s comment and confirms that in future filings, it will continue to consider the quantitative and qualitative disclosures it makes in its periodic filings in light of the requirements of Item 303(a)(3)(i) and (iii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 and, to the extent applicable, will include appropriate disclosures regarding the material factors affecting the Company’s financial results for prior periods and trends in its business.

* * * * *
If you have any questions regarding the Company’s response, you may contact me at (408) 543-8231 or James L. Laufman, General Counsel and Corporate Secretary, at (408) 213-7172.

Sincerely,
/s/ BRAD D. FELLER
Brad D. Feller Chief Financial Officer

cc:	Robert Shapiro, Senior Staff Accountant
James L. Laufman, Esq.
Tony Jefferies, Esq., Wilson Sonsini Goodrich & Rosati